UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SAB Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

78397T 103

(CUSIP Number)

May 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397T 103

1.	Names of Reporting Persons Big Cypress Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 756,298 shares (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 756,298 shares (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 756,298 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The shares reported herein includes 547,698 of shares of common stock that are subject to vesting during a period of up to five years after October 22, 2021, which is the closing date of the Issuer’s business combination. The vesting of such shares is contingent on achievement of certain stock price milestones, as further described in the Issuer’s prospectus/proxy statement filed with the SEC on September 23, 2021, which is incorporated herein by reference. Includes 208,600 warrants to purchase common stock. Samuel J. Reich is a manager of the Big Cypress Holdings LLC and Mr. Reich is Director and Executive Chairman of the Issuer. This percentage is calculated based upon 42,987,621 shares of common stock outstanding as of May 23, 2022, as disclosed in the definitive proxy statement filed by the Issuer on May 25, 2022.

CUSIP No. 78397T 103

1.	Names of Reporting Persons Samuel J. Reich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 965,299 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 965,299 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 965,299 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

The shares reported herein includes 547,698 of shares of common stock held directly by Big Cypress Holdings LLC that are subject to vesting during a period of up to five years after October 22, 2021, which is the closing date of the Issuer’s business combination. The vesting of such shares is contingent on achievement of certain stock price milestones, as further described in the Issuer’s prospectus/proxy statement filed with the SEC on September 23, 2021, which is incorporated herein by reference. Includes 208,600 warrants to purchase common stock held directly by Big Cypress Holdings LLC. Samuel J. Reich is a manager of the Big Cypress Holdings LLC and Mr. Reich is Director and Executive Chairman of the Issuer. This percentage is calculated based upon 42,987,621 shares of common stock outstanding as of May 23, 2022, as disclosed in the definitive proxy statement filed by the Issuer on May 25, 2022.

Explanatory Note: This Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”) amends the Schedule 13D previously filed on November 2, 2021, as specifically set forth herein. Items not set forth in this Amendment No. 1 are not being amended.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by Big Cypress Holdings LLC and Samuel J. Reich (together, the “Reporting Persons”, each a “Reporting Person”).

(b)	The principal business office of Big Cypress Holdings LLC is 300 W. 41st Street, Suite 202, Miami Beach, Florida 33140.

(c)

Prior to the completion of the Issuer’s initial business combination, Big Cypress Holdings LLC’s sole business is to act as the sponsor in connection with the initial public offering (the “IPO”) and business combination of the Issuer. The Issuer consummated its business combination on October 22, 2021.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Mr. Reich is a citizen of the United States.

Item 5. Interest in Securities of the Issuer

(a)

See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 2.2% of the Issuer’s outstanding shares. Calculations of the percentage of the shares of Common Stock beneficially owned is based 42,987,621 shares of common stock outstanding as of May 23, 2022, as disclosed in the definitive proxy statement filed by the Issuer on May 25, 2022.

(b)	See responses to Items 7 through 13 on the cover pages of this Amendment No. 1, which are incorporated herein by reference.

(c)

On May 20, 2022, Big Cypress Holdings LLC effected a pro rata distribution of 2,500,127 shares of the Issuer’s common stock to the members of Big Cypress Holdings LLC, for which no consideration is being paid in connection with such distribution. The Reporting Person is a managing member of Big Cypress Holdings LLC, and as part of the distribution will receive 207,001 shares of the issuer, which the Reporting Person previously had an indirect pecuniary interest.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	As of May 20, 2022, each of the Reporting Persons ceased being the beneficial owner of five percent or more of the Issuer’s common stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2022

Big Cypress Holdings LLC

By:	/s/ Samuel J. Reich
Name:	Samuel J. Reich
Title:	Manager

SAMUEL J. REICH

By:	/s/ Samuel J. Reich
Samuel J. Reich